UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 60658 / September 11, 2009

Admin. Proc. File No. 3-13465

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                                        :
        In the Matter of   :
                                        :
    FORTEL, INC., NOW KNOWN AS   :
    ENVIT CAPITAL GROUP, INC.   :
                                        :
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NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Fortel, Inc., now known as Envit Capital Group, Inc.
The Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final
decision of the Commission with respect to Fortel, Inc., now known as Envit Capital Group, Inc.
The order contained in that decision is hereby declared effective. The initial decision ordered
that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the
registered securities of Fortel, Inc., now known as Envit Capital Group, Inc., is revoked.

        For the Commission by the Office of the General Counsel, pursuant to delegated
authority.

                                Elizabeth M. Murphy
                                Secretary

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1/   17 C.F.R. § 201.360(d).

2/   Fortel, Inc., now known as Envit Capital Group, Inc., Initial Decision Rel. No. 385 (Aug.
        13, 2009), ___ SEC Docket ___.

INITIAL DECISION RELEASE NO. 385
ADMINISTRATIVE PROCEEDING
FILE NO. 3-13465

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	:	
	:	
FORTEL, INC., NOW KNOWN AS	:	INITIAL DECISION
ENVIT CAPITAL GROUP, INC.	:	August 13, 2009
	:	

APPEARANCES: Silvestre A. Fontes and Timothy B. Henseler for the Division of Enforcement, Securities and Exchange Commission.

Robert D. Friedman and Joshua N. Cook for Fortel, Inc., now known as Envit Capital Group, Inc.

BEFORE: Robert G. Mahony, Administrative Law Judge.

I. INTRODUCTION

A. Procedural Background

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 12, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent Fortel, Inc., now known as Envit Capital Group, Inc. (Respondent or Envit), submitted an Answer, dated May 29, 2009.[1] On June 5, 2009, the Division of Enforcement (Division) requested leave to file a motion for summary disposition. Leave was granted, pursuant to 17 C.F.R. § 201.250(a). The Division filed its Motion for Summary Disposition (Motion) on June 19, 2009.[2] On July 8, 2009, Respondent submitted its

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[1] In its Answer, Respondent moved for a more definite statement with respect to the allegation in the OIP that a Form 15-12G it filed with the Commission was ineffective. In a June 5, 2009, telephonic prehearing conference, the motion was rendered moot as Respondent understood that the alleged defect in the filing was that the company had too many shareholders. Prehearing Tr. at 3-4.

[2] The Division supplemented its Motion with a Declaration of Timothy B. Henseler (Declaration), with accompanying exhibits. For ease of reference, citations to the Declaration exhibits will be cited as if they were exhibits directly to the motion. For example, a citation to page one of the Motion and to a corresponding Exhibit 1 of the Declaration will be cited as "Motion at 1, Ex. 1."

opposition to the Motion, which was officially filed in the Office of the Secretary on July 13, 2009. On July 10, 2009, Respondent filed a Motion for Leave to Substitute Filings, requesting that it be allowed to substitute its original opposition for a new document which included an additional affidavit to the three already included in a declaration in support of the opposition, not received until after it made the first submission, and references to it within the opposition. The Division did not oppose Respondent's motion. Accordingly, I GRANT Respondent's Motion for Leave to Substitute Filings and will only consider its amended opposition filed as Exhibit A to that motion (Opposition) on July 10, 2009.

B. Allegations and Arguments of the Parties

The OIP alleges that Respondent's shares are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any annual or quarterly reports since its Form 10-Q for the period ended June 30, 2002. The Division requests that the registration of Respondent's securities be revoked. Motion at 17. Envit acknowledges that its predecessor entity, Fortel, Inc. (Fortel), failed to comply with its reporting requirements and does not contest the revocation sought by the Division. Opposition at 1.

C. The Standards for Summary Disposition

Rule 250(a) of the Commission's Rules of Practice provides that, after a respondent's answer has been filed and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice.

Rule 250(b) of the Commission's Rules of Practice requires the hearing officer to promptly grant or deny the motion, or to defer decision on the motion. The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law.

In assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, a factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing and may not rest upon the mere allegations or denials of its pleadings. At the summary disposition stage, the hearing officer's function is not to weigh the evidence and determine the truth of the matter, but rather to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

This Initial Decision is based on the parties' filings of June 19 and July 10, 2009, and attachments thereto; Respondent's Answer to the OIP; and the Commission's public official records concerning Respondent, of which official notice is taken pursuant to 17 C.F.R. § 201.323. Any other facts in Respondent's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a).

II. FINDINGS OF FACT

Respondent (CIK 731647)[3] is a Delaware corporation formerly located in Fremont, California, and now located in Boston, Massachusetts. Answer at 2. The company has a class of common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. Motion at 2, Ex. 4. Respondent is delinquent in filing its twenty-seven most recent periodic reports, including one quarterly report for 2002, three quarterly reports for each of the years 2003-2008, one quarterly report for 2009, and annual reports for the years 2002-2008.[4] Opposition at 1.

On March 17, 2003, Respondent filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was converted into a Chapter 7 petition on May 7, 2003, and was terminated on March 17, 2006. Motion at 3-4, Exs. 9-10. During 2008, Respondent changed its corporate domicile from California to Delaware by merging into a Delaware corporation of the same name (Fortel, Inc.). Answer at 2. On June 20, 2008, Respondent changed its name in the Delaware Secretary of State's records to Envit Capital Group, Inc. Motion at 4, Ex. 13; Answer at 2. On June 27, 2008, Respondent filed a Form 15-12G with the Commission in an apparent attempt to deregister its securities. Motion at 4, Ex. 14; Answer at 2. That form was not effective. Motion at 4, Ex. 14; Prehearing Conference Tr. at 3-4. Prior to May 12, 2009, Respondent's securities were quoted on the Pink Sheets operated by Pink OTC Markets Inc. under the symbol "ECGP." Answer at 2.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., 90 SEC Docket 879, 885 (Mar. 22, 2007). Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. See

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] A delinquency letter sent to Respondent by the Division of Corporation Finance (CorpFin) to the address on file with the Commission, requesting compliance with its periodic filing obligations, was returned undelivered. Answer at 3. Respondent did not file any periodic reports after the delinquency letter was sent. Id. Envit did not see a copy of the letter, dated July 29, 2005, until May 19, 2009. Id.

SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). It is undisputed that Respondent failed to file its last twenty-seven required periodic reports since the period ended June 30, 2002. Thus, there is no genuine issue with regard to any material fact. Respondent has violated, and continues to violate, Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

IV. SANCTION

The Division requests that the registration of Respondent's securities be revoked.[5] Motion at 17. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citation omitted). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004).

Respondent's violations were recurrent in that it has repeatedly failed to file periodic reports for more than six years. Respondent failed to notify the Commission and its investors of its inability to timely file a Form 10-K or 10-Q on Form 12b-25.[6] Concerning culpability, Respondent knew of its reporting obligations but failed to comply with them. Respondent was advised through the July 29, 2005, CorpFin letter, sent to the most recent address on its most recent filing with the Commission, that it was delinquent in its periodic filings. Envit argues that

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[5] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of registration of its securities.

[6] Although the OIP does not allege violations based upon the Respondent's failure to file Forms 12b-25, "[I] may consider those failures, as well as other matters outside the OIP, in assessing appropriate sanctions." Gateway, 88 SEC Docket at 440 n.30.

it did not see the letter until May 19, 2009. Answer at 3. However, it attempted to deregister its securities with the Commission on a June 27, 2008, Form 15-12G, indicating that it knew it was not compliant with the reporting requirements.

Respondent has made no efforts to remedy its violations and ensure future compliance, and has provided no assurances against future violations.

In sum, the investing public still does not have access to complete past and current financial information, and Respondent has made no efforts to make the delinquent filings current or provide any assurances against future violations. Further, Respondent does not object to deregistration. Thus, revocation of the registration of Respondent's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Respondent Fortel, Inc., now known as Envit Capital Group, Inc., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Robert G. Mahony
Administrative Law Judge